Exhibit 99.1

FOR IMMEDIATE RELEASEFor further information contact:

Annie Sun

Investor Relations Department

Country/City Code 8862 Tel: 2656-8096

IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2017         Financial Results

TAIPEI, Taiwan, July 31, 2017 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2017 unaudited financial results.

Comments from Management

In the second quarter, the Company went through the transition to a new CEO and the Management has been reviewing the business strategies.

“In the past years, we could see some big fluctuation in traffic for social games. In order not to make our business seems like it’s on the roller coaster, we now focus on seeking licensed games which have the potentials to be long-term hits instead of the ones live shortly like a flash in the pan.

GigaMedia will launch a new game this year and we are looking forward to improving performance and delivering positive operating income from mobile games which have long lifespan.” said GigaMedia Limited Chief Executive Officer James Huang.

Second Quarter Overview

l	Comparing with the same quarter of 2016, operating revenue increased 51% and the gross profit increased 65.5% this quarter.
l	$1.75 million was received for transferring the license right of ArcheAge to XL Games Inc. and recorded in the non-operating income.
l	Cash flow from operation was with a net inflow of $1 million.
l	Total current assets increased $0.5 million and the total assets remain $70 million quarter-on-quarter.
l	Short-term debt remained the same amount at approximately $2.6 million comparing with the first quarter of 2017 and showed a decrease of almost $3 million comparing with the same quarter of 2016.
l	The net asset value was $5.4 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA2Q17 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q17	1Q17	Change (%)	2Q17	2Q16	Change (%)
Revenues	3,117	4,147	-24.84%	3,117	2,062	51.16%
Gross Profit	1,751	2,282	-23.27%	1,751	1,058	65.50%
Loss from Operations	734	429	NM	734	1,283	NM
Net Income (Loss) Attributable to GigaMedia	904	(760)	NM	904	(2,146)	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.08	(0.07)	NM	0.08	(0.19)	NM
EBITDA (A)	812	(821)	NM	812	(2,144)	NM
Cash and Marketable Securities-Current	66,452	65,354	1.68%	66,452	70,585	-5.86%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•	Consolidated revenues for the second quarter of 2017 decreased 24.8% quarter-on-quarter from $4.1 million to $3.1 million and increased 51.2% year-over-year from $2 million to $3.1 million.
•	Consolidated gross profit decreased 23.3% quarter-on-quarter from $2.3 million to $1.8 million and increased 65.5% year-over-year from $1.1 million to $1.8 million.
•	Consolidated operating expenses were $2.5 million in the second quarter of 2017. A decrease of $0.2 million from the first quarter of 2017 which reflected the decease of selling and marketing expense.
•

Consolidated loss from operation of the second quarter of 2017 was $0.7 million, slightly increased from the first quarter of 2017. The increased loss reflected lower proportions of game business revenues. However, a decrease of $0.5 million was seen in year-over-year comparison, the loss was down to $0.7 million from $1.3 million.

•

Consolidated non-operating income during the second quarter of 2017 was $1.6 million compared to a loss of $0.3 million in the first quarter of 2017 and $0.9 million in the second quarter of 2016. Results in the second quarter of 2017 primarily included gains from the transaction of ArcheAge.

•

Consolidated net income of the second quarter of 2017 was $0.9 million compared to a loss of $0.8 million in the first quarter of 2017 and a loss of $2.1 million in the second quarter of 2016. The period variations primarily reflected the factors affecting income from operations and consolidated non-operating income.

•	Cash and marketable securities-current in the second quarter of 2017 accounted for $66.5 million which increased 1.68% from the first quarter of 2017.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $67 million as of June 30, 2017, or $6 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 31, 2017. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2016 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Online Games Business

GigaMedia is repositioning its online games business to align itself with steady growth in licensed games. The Company is focusing on licensing in long-lifecycle games which allow us to build up communities, network our customers and accumulate games awareness; hence we will be able to maintain the stability in revenues. Management also targets to launch a new licensed game this year.

As for social games, the Company continues upgrading game server system and integrating the game development environment to enhance efficiencies and strengthen operations. One new slot game is targeted to launch in the third quarter.

Investment

The Company continues seeking suitable strategic investment and acquisition targets with sustainable business models worldwide to increase corporate growth and maximize shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2017 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2017 and its other filings with the United States Securities and Exchange Commission.

#  #  #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2017	03/31/2017	6/30/2016
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	3,117,035	4,147,068	2,061,392
Other revenues	—	—	283
	3,117,035	4,147,068	2,061,675
Operating costs
Cost of Asian online game and service revenues	1,366,009	1,864,588	1,003,828
Cost of other revenues	—	—	296
	1,366,009	1,864,588	1,004,124
Gross profit	1,751,026	2,282,480	1,057,551
Operating expenses
Product development and engineering expenses	288,371	276,697	167,563
Selling and marketing expenses	1,174,915	1,470,628	1,426,594
General and administrative expenses	1,021,624	964,524	746,910
Other	—	—	—
	2,484,910	2,711,849	2,341,067
Loss from operations	(733,884)	(429,369)	(1,283,516)
Non-operating income (expense)
Interest income	108,580	77,174	80,925
Interest expense	(11,717)	(11,730)	(25,981)
Foreign exchange (loss) gain - net	(74,523)	(377,450)	(94,062)
(Loss) Gain on disposal of property, plant and equipment	965	—	8,090
Equity in net loss on equity method investments	(311)	(23,265)	(858,492)
Gain on disposal of investments	—	—	8,567
Impairment loss on marketable securities and investments	(52,242)	—	—
Other - net	1,667,257	5,501	15,237
	1,638,009	(329,770)	(865,716)
(Loss) Income from continuing operations before income taxes	904,125	(759,139)	(2,149,232)
Income tax benefit (expense)	—	(456)	2,961
(Loss) Income from continuing operations	904,125	(759,595)	(2,146,271)
Net (loss) income	904,125	(759,595)	(2,149,271)
Less: Net loss attributable to noncontrolling interest		—	—
Net (loss) income attributable to shareholders of GigaMedia	904,125	(759,595)	(2,149,271)
(Loss) Earnings per share attributable to GigaMedia
Basic:
(Loss) Income from continuing operations	0.08	(0.07)	(0.19)
Loss from discontinued operations	0.00	0.00	0.00
	0.08	(0.07)	(0.19)
Diluted:
(Loss) Income from continuing operations	0.08	(0.07)	(0.19)
Loss from discontinued operations	0.00	0.00	0.00
	0.08	(0.07)	(0.19)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2017	3/31/2017	6/30/2016
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	66,449,544	65,351,207	70,581,209
Marketable securities - current	2,617	2,617	3,830
Accounts receivable - net	724,508	1,247,420	820,603
Prepaid expenses	510,432	493,229	488,851
Restricted cash	503,640	500,000	1,004,110
Other receivables	913,366	949,225	30,059
Other current assets	146,242	176,686	192,924
Total current assets	69,250,349	68,720,384	73,121,586

Marketable securities - noncurrent
Investments	—	52,790	3,720,766
Property, plant & equipment - net	29,445	22,434	400,831
Intangible assets - net	4,848	4,824	111,064
Prepaid licensing and royalty fees	389,886	904,404	912,055
Other assets	384,468	367,749	414,857
Total assets	70,058,996	70,072,585	78,681,159

Liabilities and equity
Short-term borrowings	2,629,849	2,637,652	5,577,072
Accounts payable	291,215	434,631	272,203
Accrued compensation	375,393	225,287	392,706
Accrued expenses	2,628,643	3,332,207	2,560,114
Unearned revenue	2,111,474	2,150,001	1,661,640
Other current liabilities	169,352	404,262	1,614,011
Total current liabilities	8,205,926	9,184,040	12,077,746
Other liabilities	1,671,511	1,671,511	1,712,015
Total liabilities	9,877,437	10,855,551	13,789,761
GigaMedia’s shareholders’ equity	60,181,559	59,217,034	64,891,398
Noncontrolling interest	—	—	—
Total equity	60,181,559	59,217,034	64,891,398
Total liabilities and equity	70,058,996	70,072,585	78,681,159

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended
	6/30/2017	3/31/2017	6/30/2016
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	904,125	(759,595)	(2,146,271)
Depreciation	1,657	953	29,306
Amortization	3,005	2,798	30,947
Interest income	(108,580)	(77,174)	(80,925)
Interest expense	11,717	11,730	25,981
Income tax (benefit) expense	—	456	(2,961)
EBITDA	811,924	(820,832)	(2,143,923)